Exhibit 99.1

Betterware

BeFra

Great Brands. One Essence

Q3 2025

Earnings Release

JAFRA
JAFRA
BIOLAB
10.5%

Message from the President and CEO

BeFra delivered solid results for the third quarter of 2025. Revenue continued to increase, expanding by 1.4% YoY, despite still subdued consumption trends in Mexico. At the same time, we significantly strengthened third quarter profitability and operating cashflow, with EBITDA increasing by 22%, EPS by 71%, and Free Cash Flow by 32.6%, the latter representing 77% conversion of EBITDA. This also enabled us to further lower BeFra’s net debt-to-EBITDA QoQ from 1.97 to 1.8x, which underscores our continued focus on financial discipline while we pursue stronger growth.

As noted, BeFra faced soft consumption trends in our home market, resulting in a 5.3% decrease in Betterware Mexico’s revenue, although sales increased 7.9% at Jafra during the quarter. While it has been more difficult to grow in such an unexpectedly challenging market - particularly with Betterware’s focus on discretionary goods - both of our core businesses nevertheless continued to strengthen their profitability; Betterware Mexico achieved an 11.7% increase in EBITDA, despite expansion investments in Guatemala and Ecuador, while Jafra Mexico achieved an exceptional 31% increase.

On the international side, we continue to make promising progress. Jafra US delivered flat year-over-year performance in USD terms, after two quarters of decreases, as our revamped compensation plan, redesigned catalog, and the adoption of our Shopify+ platform all kicked in to accelerate growth. In September, the business achieved its best month in three years, posting 30% year-over-year growth.

Further south, although still not material to our consolidated results, Betterware Ecuador continued surpassing expectations, reaching more than 5,900 associates by the end of third quarter. In September, net revenue reflected a strong run rate, with sustained compounded growth of approximately 20% month over month. The Betterware brand has exceeded our expectations in Ecuador, validating the potential of our expansion model for Andean markets. Building on this success, we plan to launch Betterware Colombia in the first quarter of 2026. In Guatemala, we achieved a 32% YoY net revenue increase for the third quarter. These results have begun contributing to improved performance of Betterware and its subsidiaries overall.

In closing, despite weaker-than-anticipated consumer trends in Mexico - our primary market today - and overall macro instability, we remain committed to our long-term “Great Brands, One Essence” strategy, led by our popular Betterware and Jafra brands and person-to-person model. Our brands continue outperforming the home goods and beauty markets in Mexico and abroad, while we deliver strong profitability and cashflow, as well as maintain financial discipline. Although we have made meaningful progress in revenue and profitability relative to an even more challenging first quarter, we expect full-year growth in both metrics to remain in the low single-digit range.

As we enter the final quarter of 2025, our focus remains on closing the year positively and regaining momentum going into 2026.

Andrés Campos Chevallier

President and CEO BeFra Group

Note on the financial statements: All 2024 figures include the adjustments disclosed in our Q3 and Q4 2024 earnings releases. These refer to (i) a non-cash effect related to the sale of non-operative asset, which led to the disclosure of Adjusted EBITDA, Net Income, and EPS for Q3 2024; and (ii) a correction in the classification of certain production-related costs within Jafra Mexico’s financial statements, with no impact on revenues, EBITDA, or net income. For further details, please refer to those earnings releases available on BeFra’s Investor Relations website.

Q3 2025 Select Consolidated Financial Information

	Q3			9M
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$3,377,299	$3,330,394	1.4%	$10,439,093	$10,322,290	1.1%
Gross Margin	68.5%	66.9%	158 bps	67.3%	68.2%	-92 bps
EBITDA	$722,149	$156,546	361.3%	$1,936,226	$1,568,071	23.5%
EBITDA Margin	21.4%	4.7%	1,668 bps	18.5%	15.2%	336 bps
Adj. EBITDA	$722,149	$591,576	22.1%	$1,936,226	$2,003,101	-3.3%
Adj. EBITDA Margin	21.4%	17.8%	362 bps	18.5%	19.4%	-86 bps
Net Income	314,205	$-112,561	379.1%	$792,905	$486,423	63.0%
Adj. Net Income	$314,205	$183,584	71.2%	$792,905	$782,568	1.3%
EPS	8.42	-3.02	379.1%	21.24	13.03	63.0%
Adj. EPS	8.42	4.92	71.2%	21.24	20.97	1.3%
Free Cash Flow	$553,573	$417,379	32.6%	$1,089,884	$1,235,471	-11.8%
Net Debt / EBITDA	1.80	1.76		1.80	1.76
Interest Coverage	3.71	3.52		3.71	3.52
Associates
Avg. Base	1,113,669	1,127,767	-1.2%	1,124,878	1,173,222	-4.1%
EOP Base	1,099,550	1,151,069	-4.7%	1,099,550	1,151,069	-4.7%
Distributors
Avg. Base	63,774	65,236	-2.3%	62,845	64,785	-3.0%
EOP Base	63,021	64,433	-2.2%	63,021	64,435	-2.2%

Revenue Growth Maintained: Consolidated net revenue increased 1.4% YoY. While the quarter experienced softer consumer demand for home goods in Mexico, overall group revenue maintained its growth trajectory, thanks to top-line growth at Jafra Mexico.

Profitability Remains Strong: Consolidated EBITDA increased 22% YoY, with the margin expanding both sequentially and YoY, reflecting an ongoing focus on strengthening profitability across all business units.

Strong Free Cash Flow Generation: BeFra continued generating strong positive Free Cash Flow during the quarter, with a 32.6% increase YoY and converting 77% of EBITDA, supported by disciplined working capital management and normalized payment cycles. The company remains on track to maintain its historical annual cash flow conversion rate of ~60%.

Net Income Growth: net income increased 71% YoY, mainly reflecting a combination of factors: higher operating income, lower income tax expense, lower financial costs, and the absence of non-recurring FX and deferred tax effects that had impacted last year’s results

For more details, please refer to Financial Results by Business, beginning on page 5.

Financial Performance

Balance sheet at the end of Q3 2025.

Liquidity ratios

BeFra’s cash flow is returning to the normal operating cash cycle of the business after the non-recurring events and economic volatility seen in Q1. It is expected that cash generation will continue to improve in the upcoming quarters.

	Q3 2025		Q3 2024		∆
Current Ratio	0.93	x	1.07	x	-13.1%
FCF / Adj. EBITDA	76.6%		70.6%		+322 bps
CCC (days)	78		41		+37days

*	CCC: Cash Conversion Cycle

Return on Investment

Throughout its history, BeFra has consistently delivered solid returns on investment. Despite a challenging first quarter, there were clear signs of recovery in both Q2 and Q3, supported by stronger commercial and operational execution as well as improved profitability across key business units. While year-to-date profitability indicators still reflect the impact of Q1, this is seen as a short-term deviation, and the company remains confident in the long-term value-creation capacity of its business model.

	Q3 2025		Q3 2024		∆
Equity Turnover	11.00	x	11.63	x	-5.4%
ROE	78.8%		74.7%		+410 bps
ROTA	10.1%		8.1%		+203 bps
Dividend Yield	8.48%		11.91%		-343 bps

*	Equity Turnover = Net Revenues TTM / Equity
*	ROE = Net income TTM / Stockholders Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Calculation of Dividend Yield Using the Closing Price on September 30, 2025, which was $13.45

Asset Light Business – Low fixed cost structure

BeFra’s asset-light business model continues to be a key pillar of business resilience. The decrease in fixed assets was due to the strategic sale of Jafra Mexico’s real estate assets, consistent with the Company’s asset-light approach. With regard to other fixed costs, BeFra continues seeking ways to further reduce SG&A expenses.

	Q3 2025	Q3 2024	∆ bps
Fixed Assets / Total Assets	17.0%	19.5%	-252 bps
Variable Cost Structure	74.7%	75.1%	-60 bps
Fixed Cost Structure	25.3%	24.7%	60 bps
SG&A / Net Revenues	45.2%	47.4%	-223 bps

Debt Leverage

BeFra’s current level of debt primarily reflects two key strategic initiatives: the acquisition of the Jafra beauty products business in 2022 and the investment in the new Betterware Campus, which opened in 2021. The Company remains firmly committed to its debt reduction strategy During the third quarter, we settled a $500M bond (MXN), which will be fully covered with internal resources by the end of the year, further demonstrating BeFra’s strong cash generation and disciplined financial management.

Net Debt to EBITDA improved from 1.97x in Q2 2025 to 1.80x in Q3 2025

	Q3 2025		Q3 2024		∆%
Debt to EBITDA	1.93	x	1.87	x	+3.2%
Net Debt to EBITDA	1.80	x	1.76	x	+2.3%
Interest Coverage	3.71	x	3.52	x	+5.4%

Capital Allocation

Quarterly Dividends: Considering BeFra’s results to date, the company remains committed to enhancing shareholder value through quarterly dividends. The board of directors had proposed maintaining a Ps. 200M dividend for Q3 2025, which was approved by the Ordinary General Shareholders’ Meeting held on October 21st, 2025

2025 Guidance and Long-Term Growth Prospects: Despite a challenging start to the year during the first quarter, which has impacted BeFra’s YTD performance, the Company has been gaining momentum quarter after quarter across all business units and expects a solid close to the year in the fourth quarter. Accordingly, management anticipates closing 2025 with revenue and EBITDA growth of between 1% and 5% and remains confident in sustaining this positive momentum going forward.

	2025	2024	Var %
Net Revenue	$14,900 - $ 15,300	$14,101	≈6.0% - 9.0%
EBITDA	$2,900 - $ 3,000	$2,775	≈6.0% - 9.0%

*	Figures in millions Pesos.

Q3 2025 Financial Results by Business

Betterware Mexico

Key Financial and Operating Metrics

	Q3			9M
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$1,387,586	$1,465,577	-5.3%	$4,249,244	$4,496,979	-5.51%
Gross Margin	57.1%	54.8%	238 bps	55.8%	57.1%	-127 bps
EBITDA	$312,669	$279,889	11.7%	$864,907	$966,463	-10.5%
EBITDA Margin	22.5%	19.1%	344 bps	20.4%	21.5%	-114 bps
Associates
Avg. Base	675,696	694,277	-2.7%	659,457	708,022	-6.9%
EOP Base	667,501	700,893	-4.8%	667,501	700,893	-4.8%
Monthly Activity Rate	63.3%	66.3%	-295 bps	64.8%	66.8%	-198 bps
Avg. Monthly Order	$2,043	$2,034	0.4%	$2,116	$2,038	3.8%
Distributors
Avg. Base	43,220	44,639	-3.2%	42,161	44,159	-4.5%
EOP Base	42,673	43,939	-2.9%	42,673	43,939	-2.9%
Monthly Activity Rate	97.9%	98.0%	-6 bps	98.2%	98.2%	3 bps
Avg. Monthly Order	$20,752	$21,531	-3.6%	$21,878	$22,261	-1.7%

Highlights

●	Revenue Declines on Lower Consumer Demand: Betterware Mexico reported a 5.3% YoY revenue decline. Although Q2 and Q3 showed improvement after a weak start to the year, market softness persisted, particularly in Q3, as vacation spending and the back-to-school season limited demand for discretionary products, contributing to overall consumption weakness.

●	Profitability Improvement: Despite lower revenues, gross margin rose from 54.8% to 57.1% YoY, reflecting the success of a profitability-focused growth strategy. EBITDA growth was 11.7% YoY, after investments in geographic expansion, which totaled $16.7M pesos in the quarter and $61.9M pesos year to date.

●	Sales Force Dynamics Stable: The independent sales force showed a year-over-year decline of 3.2% in Distributors and 2.7% in Associates. However, results throughout 2025 indicate stability from year-end 2024 to Q3 2025, thanks to net growth achieved in Q2 and stability in Q3.

●	Operational Discipline and Continued Inventory Reduction: Inventories were reduced by 17%, or approximately $240M YoY, and decreased 5% QoQ, reflecting strong execution in inventory optimization and working capital efficiency, which contributed to healthy cash generation during the quarter.

Q4 2025 Priorities

●	Product Mix and Pricing: While consumer demand in Mexico remains soft, Betterware Mexico has lined up a stronger holiday season portfolio than last year, which is expected to help strengthen growth in the fourth quarter. At the same time, the Company intends to strike the right balance between revenue growth and profitability by reducing the mix of promotional items, to strengthen gross margin and revenues.

●	Catalog Design Improvements: Refresh key visuals and better highlight the innovative benefits of Betterware’s products, emphasizing key differentiators versus competing household products.

Jafra Mexico

Key Financial and Operating Metrics

	Q3			9M
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$1,752,179	$1,623,697	7.9%	$5,475,829	$5,144,830	6.4%
Gross Margin	76.3%	76.8%	-54 bps	75.0%	77.1%	-211 bps
EBITDA	$417,760	$-116,882	-457.4%	$1,097,826	$610,716	79.8%
EBITDA Margin	23.8%	-7.2%	3,104 bps	20.0%	11.9%	818 bps
Adj. EBITDA	$417,760	$318,148	31.3%	$1,097,826	$1,045,746	5.0%
Adj. EBITDA Margin	23.8%	19.6%	425 bps	20.0%	20.3%	-28 bps
Associates
Avg. Base	411,670	403,340	2.1%	439,356	435,027	1.0%
EOP Base	405,599	421,073	-3.7%	405,599	421,073	-3.7%
Monthly Activity Rate	49.4%	51.6%	-216 bps	49.9%	52.0%	-205 bps
Avg. Monthly Order	$2,552	$2,347	8.7%	$2,489	$2,290	8.7%
Distributors
Avg. Base	18,950	18,823	0.7%	19,045	18,883	0.8%
EOP Base	18,964	18,722	1.3%	18,964	18,722	1.3%
Monthly Activity Rate	93.7%	93.2%	46 bps	94.3%	94.2%	11 bps
Avg. Monthly Order	$3,023	$2,694	12.2%	$2,874	$2,594	10.8%

Highlights

●	Continued Strong Revenue Growth: Jafra Mexico delivered 7.9% YoY revenue growth, supported by strong commercial execution and targeted initiatives that kept the sales force active despite the typically slow summer season. Revenue growth was led by the renewal of Jafra’s Royal Body care line, the launch of a new men’s fragrance, Magnetique, and the continued strong performance of the rebranded Royal Jelly skincare line.

●	Sales Force and Productivity Increases: The Associates base grew 2.1% and Distributors increased 0.7%, while average order value rose 11% year over year, reflecting stronger engagement and higher-quality sales.

●	Increasing Profitability. EBITDA increased 31.3% YoY, driven by a strong gross margin in the quarter, supported by a more favorable product mix, a tailored pricing strategy, and strict expense control.

Q4 2025 Priorities

●	Seasonal Promotions: Launch of holiday season promotions featuring key products, enabling the creation of attractive consumer bundles and competitive price offers.

●	Product Renovations & Innovation: Continue advancing rebranding strategy for key products, seasonal sets and packages in the Fragrance, Skin Care and Body Care categories. By the end of the year, Jafra Mexico will have renovated more than 80% of its product lines, and by the end of 1H’26 it will have finished 100% of product line renovations under the brand renewal strategy.

Jafra US

Key Financial and Operating Metrics

	Q3			9M
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$237,534	$241,120	-1.5%	$714,020	$680,481	4.9%
Gross Margin	77.0%	73.3%	370 bps	75.7%	73.6%	202 bps
EBITDA	$-8,280	$-6,462	28.1%	$-26,507	$-9,108	191.0%
EBITDA Margin	-3.5%	-2.7%	81 bps	-3.7%	-1.3%	237 bps

	Q3			9M
Results in ‘000 USD	2025	2024		2025	2024
Net Revenue	$12,745	$12,748	0.0%	$36,627	$38,425	-4.68%
Gross Margin	77.0%	73.6%	334 bps	75.7%	73.6%	202 bps
EBITDA	$-442	$-342	29.4%	$-1,346	$-503	167.9%
EBITDA Margin	-3.5%	-2.7%	79 bps	-3.7%	-1.3%	237 bps
Associates
Avg. Base	26,303	30,150	-12.8%	26,066	30,173	-13.6%
EOP Base	26,450	29,103	-9.1%	26,450	29,103	-9.1%
Monthly Activity Rate	51.3%	41.6%	973 bps	48.8%	43.6%	521 bps
Avg. Monthly Order	$228	$233	-2.1%	$232	$229	1.3%
Distributors
Avg. Base	1,604	1,774	-9.6%	1,639	1,743	-5.9%
EOP Base	1,384	1,772	-22.0%	1,384	1,772	-22.0%
Monthly Activity Rate	92.6%	87.5%	512 bps	90.6%	88.5%	208 bps
Avg. Monthly Order	$201	$233	-13.7%	$211	$226	-6.6%

Highlights

●	Revenue Recovery and Strong Execution: While net sales were practically unchanged YoY, the sales trend has begun to improve. It is important to note that September marked Jafra U.S.’s best monthly performance in three years, reaching $5.5 million USD and reflecting a 30% increase in net revenue compared to September 2024. This growth reflects the success of the redesigned catalog, the continued ramp-up of the Shopify+ platform, and a new incentive plan that has been well received by consultants since its May launch, strengthening engagement and visibility.

●	Profitability Improvement: Gross margin increased 334 bps YoY to 77%. Although the business still posted an EBITDA loss, the improvement in both sales and margins confirms that Jafra U.S. is progressing toward sustainable profitability. Accumulated EBITDA through third quarter 2025 included approximately $27 million pesos in one-time extraordinary legal settlement fees related to labor claims made prior to Jafra’s 2022 acquisition. When excluding these fees, operating EBITDA was positive during this period, demonstrating that the underlying performance of the business is on the right track toward profitability.

Q4 2025 Priorities

●	Continue leveraging the two strongest growth initiatives, the new incentive plan and Shopfiy+ platform.

●	Strengthen merchandising techniques: Enhance merchandising initiatives to boost revenue, such as the new Leadership Retreat qualification — 400 consultants qualified versus 150 expected.

●	Improve our ease of doing business: Deploy easier and more effective onboarding plans for new consultants and leaders.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of September 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	Sep 2025	Sep 2024
Assets
Cash and cash equivalents	333,522	316,378
Trade accounts receivable, net	1,191,536	1,200,117
Accounts receivable from related parties	18	2,407
Account receivable "San Angel"	115,760
Inventories	2,300,381	2,504,370
Prepaid expenses	174,063	100,303
Income tax recoverable	120,461	67,701
Derivative financial instruments	0	105,469
Non-current assets held for sale	40,000	0
Other assets	118,183	421,875
Total current assets	4,393,924	4,718,620
Account receivable "San Angel"	48,703	0
Property, plant and equipment, net	1,713,003	2,121,418
Right of use assets, net	291,221	291,960
Deferred income tax	525,086	524,876
Intangible assets, net	1,513,648	1,590,916
Goodwill	1,599,718	1,599,718
Other assets	14,257	14,387
Total non-current assets	5,705,636	6,143,275
Total assets	10,099,560	10,861,895

Liabilities and Stockholders’ Equity
Short-term debt and borrowings	1,661,924	618,279
Accounts payable to suppliers	1,730,717	2,372,520
Accrued expenses	368,196	410,253
Provisions	668,882	778,992
Value added tax payable	54,662	44,614
Statutory employee profit sharing	97,875	86,885
Lease liability	118,746	109,873
Derivative financial instruments	33,563	0
Total current liabilities	4,734,565	4,421,416
Employee benefits	142,485	139,701
Deferred income tax	495,118	572,301
Lease liability	193,055	214,098
Long term debt and borrowings	3,242,407	4,334,713
Total non-current liabilities	4,073,065	5,260,813
Total liabilities	8,807,630	9,682,229
Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-25,264
Retained earnings	1,036,602	916,606
Other comprehensive income	-37,187	-31,508
Non-controlling interest	-3,533	-1,480
Total Stockholders’ Equity	1,291,930	1,179,666
Total Liabilities and Stockholders’ Equity	10,099,560	10,861,895

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended September 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q3 2025	Q3 2024	∆%
Net revenue	3,377,299	3,330,394	1.4%
Cost of sales	1,064,701	1,103,468	-3.5%
Gross profit	2,312,598	2,226,926	3.8%

Administrative expenses	564,547	649,765	-13.1%
Selling expenses	961,693	928,707	3.6%
Distribution expenses	159,282	152,281	4.6%
Total expenses	1,685,522	1,730,753	-2.6%

Other expenses - Sale of fixed assets	0	435,030	NA

Operating income	627,076	61,143	925.6%

Interest expense	-131,907	-159,087	-17.1%
Interest income	5,473	2,751	98.9%
Unrealized loss in valuation of financial derivative instruments	0	82,876	-100.0%
Foreign exchange loss, net	1,038	-27,586	-103.8%
Financing cost, net	-125,396	-101,046	24.1%

Income before income taxes	501,680	-39,903	-1357.2%

Income taxes	188,055	72,634	158.9%

Net income including minority interest	313,625	-112,537	-378.7%
Non-controlling interest loss	580	-24	-2516.7%
Net income	314,205	-112,561	-379.1%

Concept	Q3 2025	Q3 2024	∆%
Net income	313,625	-112,537	-378.7%
(+) Income taxes	188,055	72,634	158.9%
(+) Financing cost, net	125,396	101,046	24.1%
(+) Depreciation and amortization	95,073	95,402	-0.3%
EBITDA	722,149	156,545	361.3%
EBITDA margin	21.38%	4.70%
(+) Other expenses - Sale of fixed assets		435,030	-100.0%
(+) Impairment of fixed assets		0
EBITDA adjusted	722,149	591,575	22.1%
EBITDA margin adjusted	21.38%	17.76%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine-months ended September 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	9M 2025	9M 2024	∆%
Net revenue	10,439,093	10,322,290	1.1%
Cost of sales	3,418,781	3,285,321	4.1%
Gross profit	7,020,312	7,036,969	-0.2%

Administrative expenses	1,886,385	1,923,042	-1.9%
Selling expenses	2,976,073	2,907,457	2.4%
Distribution expenses	514,655	489,593	5.1%
Total expenses	5,377,113	5,320,092	1.1%

Other expenses - Sale of fixed assets	0	435,030	NA

Operating income	1,643,199	1,281,847	28.2%

Interest expense	-422,219	-483,894	-12.7%
Interest income	29,451	13,554	117.3%
Unrealized loss in valuation of financial derivative instruments	-108,846	153,389	-171.0%
Foreign exchange loss, net	73,165	-88,839	-182.4%
Financing cost, net	-428,449	-405,790	5.6%

Income before income taxes	1,214,750	876,057	38.7%

Income taxes	423,728	389,586	8.8%

Net income including minority interest	791,022	486,471	62.6%
Non-controlling interest loss	1,883	-48	-4022.9%
Net income	792,905	486,423	63.0%

Concept			∆%
Net income	791,022	486,471	62.6%
(+) Income taxes	423,728	389,586	8.8%
(+) Financing cost, net	428,449	405,790	5.6%
(+) Depreciation and amortization	293,027	286,224	2.4%
EBITDA	1,936,226	1,568,071	23.5%
EBITDA margin	18.55%	15.19%
(+) Other expenses - Sale of fixed assets	0	435,030	-100.0%
(+) Impairment of fixed assets	0	0
EBITDA adjusted	1,936,226	2,003,101	-3.3%
EBITDA margin adjusted	18.55%	19.41%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine-months ended September 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q3 2025	Q3 2024
Cash flows from operating activities:
Profit for the period	791,022	486,471

Adjustments for:
Income tax expense recognized in profit of the year	423,728	389,586
Depreciation and amortization of non-current assets	293,027	286,224
Interest income recognized in profit or loss	-29,451	-13,554
Interest expense recognized in profit or loss	422,219	483,894
Unrealized loss (gain) in valuation of financial derivative instruments	108,846	-153,389
Share-based payment expense		-8,894
Gain on disposal of equipment	-8,147	699,176
Currency effect	20,420	-17,021
Movements in not- controlling interest	72	103
Movements in working capital:
Trade accounts receivable	-58,443	-127,662
Trade accounts receivable from related parties	232	-2303
Trade account receivable "San Angel"	47,159
Inventory, net	204,712	-470,236
Prepaid expenses and other assets	-57,982	-170,656
Accounts payable to suppliers and accrued expenses	-441,500	668,348
Provisions	-80,036	-25,756
Value added tax payable	-16,530	-73,747
Statutory employee profit sharing	-41,380	-45,970
Trade accounts payable to related parties	-1,237	20
Income taxes paid	-445,478	-633,554
Employee benefits	14,173	12,551
Net cash generated by operating activities	1,145,426	1,283,631

Cash flows from investing activities:
Payments for property, plant and equipment, net	-61,767	-174,996
Proceeds from disposal of property, plant and equipment, net	6,225	126,836
Interest received	29,451	13,554
Net cash used in investing activities	-26,091	-34,606

Cash flows from financing activities:
Repayment of borrowings	-3,914,700	-2,071,500
Proceeds from borrowings	4,031,200	1,945,000
Interest paid	-431,383	-497,796
Lease payment	-118,787	-109,541
Dividends paid	-648,701	-748,540
Net cash used in financing activities	-1,082,371	-1,482,377
Net increase (decrease) in cash and cash equivalents	36,964	-233,352
Cash and cash equivalents at the beginning of the period	296,558	549,730
Cash and cash equivalents at the end of the period	333,522	316,378

Key Operating Metrics

Betterware Mexico

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Associates
Avg. Base	713,144	694,277	693,666	645,359	657,317	675,696
EOP Base	699,033	700,893	674,654	649,076	670,349	667,501
Monthly Activity Rate	66.4%	66.3%	64.8%	65.5%	65.6%	63.3%
Avg. Monthly Order	$2,027	$2,034	$2,158	$2,152	$2,153	$2,043
Monthly Growth Rate	13.8%	15.7%	14.3%	18.7%	16.6%	16.1%
Monthly Churn Rate	15.0%	15.6%	15.6%	19.5%	15.6%	16.3%
Distributors
Avg. Base	44,953	44,639	43,585	41,202	42,062	43,220
EOP Base	45,009	43,939	42,608	41,810	43,292	42,673
Monthly Activity Rate	98.0%	98.0%	96.7%	97.9%	98.8%	97.9%
Avg. Monthly Order	$21,669	$21,531	$22,945	$22,534	$22,347	$20,752
Monthly Growth Rate	11.4%	10.4%	8.7%	9.8%	10.7%	9.6%
Monthly Churn Rate	11.0%	11.2%	10.3%	11.2%	9.4%	10.1%

Jafra Mexico

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Associates
Avg. Base	432,450	403,340	476,211	468,356	438,041	411,670
EOP Base	419,931	421,073	480,532	446,998	429,472	405,599
Monthly Activity Rate	50.50%	51.6%	49.9%	50.5%	49.8%	49.4%
Avg. Monthly Order	$2,284	$2,347	$2,439	$2,419	$2,495	$2,552
Monthly Growth Rate	8.4%	12.0%	13.2%	10.1%	10.1%	10.0%
Monthly Churn Rate	10.8%	11.9%	8.6%	12.5%	11.3%	12.0%
Distributors
Avg. Base	19,073	18,823	18,889	19,150	19,036	18,950
EOP Base	19,035	18,722	19,093	19,202	18,966	18,964
Monthly Activity Rate	93.10%	93.2%	94.6%	95.1%	94.1%	93.7%
Avg. Monthly Order	$2,693	$2,694	$2,758	$2,744	$2,855	$3,023
Monthly Growth Rate	0.7%	0.9%	1.8%	1.2%	0.6%	1.2%
Monthly Churn Rate	0.8%	1.5%	1.1%	1.0%	1.0%	1.3%

Jafra US

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Associates
Avg. Base	31,013	30,150	26,540	24,703	27,191	26,303
EOP Base	31,474	29,103	25,272	25,973	28,188	26,450
Monthly Activity Rate	45.9%	41.6%	44.5%	45.9%	49.2%	51.3%
Avg. Monthly Order (USD)	$232	$233	$248	$243	$225	$228
Monthly Growth Rate	14.4%	11.2%	10.0%	12.8%	13.2%	11.4%
Monthly Churn Rate	11.9%	13.7%	14.7%	11.8%	9.7%	14.0%
Distributors
Avg. Base	1,726	1,774	1,786	1,504	1,808	1,604
EOP Base	1,766	1,772	1,638	1,493	1,901	1,384
Monthly Activity Rate	89.8%	87.5%	85.5%	89.3%	89.8%	92.6%
Avg. Monthly Order (USD)	$229	$233	$219	$228	$206	$201
Monthly Growth Rate	8.5%	5.8%	2.7%	4.0%	8.5%	3.8%
Monthly Churn Rate	6.7%	5.7%	5.0%	6.9%	0.0%	12.8%

Key Financial Metrics

Consolidated

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Net Revenue	$3,389,393	$3,330,394	$3,778,468	$3,499,151	$3,562,643	$3,377,299
Gross Margin	67.8%	66.9%	67.3%	66.2%	67.1%	68.5%
EBITDA	$656,136	$591,575	$771,596	$535,265	$678,812	$722,149
EBITDA Margin	19.4%	17.8%	20.4%	15.3%	19.1%	21.4%
Net Income	$303,745	$183,608	$270,083	$150,728	$327,306	$313,625
Free Cash Flow	$458,437	$417,379	$548,430	$-55,841	$592,152	$553,573

Betterware Mexico

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Net Revenue	$1,476,375	$1,465,577	$1,494,855	$1,403,065	$1,458,593	$1,387,586
Gross Margin	56.4%	54.8%	57.2%	55.3%	55.2%	57.1%
EBITDA	$304,467	$279,889	$330,075	$261,493	$290,745	$312,669
EBITDA Margin	20.6%	19.1%	22.1%	18.6%	19.9%	22.5%

Jafra Mexico

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Net Revenue	$1,671,137	$1,623,697	$2,038,993	$1,869,818	$1,853,832	$1,752,179
Gross Margin	77.0%	76.8%	74.1%	73.5%	75.3%	76.3%
EBITDA	$344,478	$318,146	$440,630	$286,706	$393,360	$417,760
EBITDA Margin	20.6%	19.6%	21.6%	15.3%	21.2%	23.8%

Jafra US

	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Net Revenue	$241,881	$241,120	$244,620	$226,268	$250,218	$237,534
Gross Margin	73.6%	73.3%	73.1%	73.9%	76.0%	77%
EBITDA	$7,192	$-6,463	$891	$-12,934	$-5,293	$-8,280
EBITDA Margin	3.0%	-2.7%	0.4%	-5.7%	-2.1%	-3.5%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report salesforce under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalog Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q3 2025 Conference Call

Management will hold a conference call with investors on October 23rd, 2025, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13754386

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1724802&tp_key=1369fe2566

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13754386

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com